UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WAHSINGTON D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No: 1

Name of Issuer:     PDT, Inc.

Title of Class of Securities:     Common Stock

CUSIP Number:     69329P

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. : 69329P

 1.   NAME OF REPORTING PERSONS
      S.S OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON

         -Donald K. McGhan          McGhan Management, L.P.
              SS# ###-##-####               Tax ID #88-0334373

 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          (a)     [ ]
          (b)     [X]

 3.   SEC USE ONLY

 4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Donald K. McGhan -United States
          McGhan Management, L.P. - Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

          5.   SOLE VOTING POWER

                       Donald K. McGhan- 777,000 shares
                       McGhan Management, L.P.- 539,420 shares

          6.   SHARED VOTING POWER

                       None

          7.   SOLE DISPOSITIVE POWER

                       Donald K. McGhan- 777,000 shares
                       McGhan Management, L.P.- 539,420 shares

          8.   SHARED DISPOSITIVE POWER

                           None

 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       Donald K. McGhan- 777,000 shares
                       McGhan Management, L.P.- 539,420 shares

 10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                          [X]

 11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                       10.5%

 12.      TYPE OF REPORTING PERSON*

                        Donald K. McGhan-IN
                        McGhan Management-PN

Item 1 (a)     Name of Issuer:
                        PDT, Inc.

Item 1 (b)     Address of Issuer's Principal Executive Offices:
                        7408 Hollister Avenue, Santa Barbara, CA  93117

Item 2 (a)     Name of Person Filing: See Item 1 of cover page

Item 2 (b)     Address of Principal Business Office or, if none, Residence:
                        7408 Hollister Aveune, Santa Barbara, CA  93117

Item 2 (c)     Citizenship:
                        United States

Item 2 (d)     Title of Class of Securities:
                        Common Stock

Item 2 (e)     CUSIP Number:
                        69329P

Item 3 (a)     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b)
               , check whether the person filing is a:  Not applicable

Item 4 (a)     Amount beneficially owned: See Item 9 of cover page
               Excludes  10,500 shares  transferred to spouse as to which Mr.
               McGhan disclaims beneficial ownership.

Item 4 (b)     Percent of class: See Item 11 of cover page


Item 4 (c)     Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote: See Item 5 of cover page

               (ii) shared power to vote or to direct the vote: See Item 6 of cover page

               (iii) sole power to dispose or to direct the disposition of: See item 7 of cover page

               (iv) shared power to dispose or to direct the disposition of: See Item 8 of cover page

Item 5         Ownership of  Five Percent or Less of a Class:

               [X]    Not Applicable

               [ ] This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6         Ownership of More than Five Percent on Behalf of Another Person:

                      [X]      Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

                      [X]      Not Applicable

Item 8         Identification and Classification of Members of the Group:

                      [X]      Not Applicable

Item 9         Notice of Dissolution of Group:

                      [X]      Not Applicable

Item 10  Certification:

                      [X]      Not Applicable


SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:  February 14, 1997

         By:               /s/ Donald K. McGhan
                           --------------------
                           Donald K. McGhan


                           McGhan Management, L.P.

                           By:  /s/ Donald K. McGhan
                                --------------------
                                Donald K. McGhan, General Partner




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                                  EXHIBIT INDEX


Exhibit                            Exhibit Name                          Page
-------                  --------------------------------                ----
1                        Agreement Regarding Schedule 13G